Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+9140 4900 2999

Email :mail@drreddys.com

www.drreddys.com

August 2, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on July 27, 2021

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2021, conducted on July 27, 2021. The same has also been uploaded on our website. The weblink to access it is https://www.drreddys.com/investors/presentations/earnings-call/.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

Dr. Reddy's Laboratories Ltd.

Q1 FY22 Earnings Conference Call

July 27, 2021

Dr. Reddy's Laboratories Limited

July 27, 2021

Moderator

Ladies and gentlemen, good day and welcome to Dr. Reddy's Laboratories Limited Q1 FY'22 Earnings Conference Call. As a reminder, all participants' lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Amit Agarwal. Thank you. And over to you, sir.

Amit Agarwal

Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter-ended June 30, 2021.

Earlier during the day, we have released our “Results” and the same are also posted on our website. This call is being recorded and the playback and transcript shall be made available on our website soon.

All the discussions and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the Business Performance and Outlook, we have the leadership team of Dr. Reddy's comprising, Mr. Erez Israeli — our CEO; Mr. Parag Agarwal — our CFO; and the Investor Relations team.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlet without the company's expressed written consent.

Before I proceed with the call, I would like to remind everyone that the Safe Harbor contained in today's press release also pertains to this conference call.

Now, I hand over the call to Mr. Parag Agarwal. Over to you, sir.

Parag Agarwal

Thank you Amit, and greetings to everyone. I hope you and your families are keeping safe and well.

I'm pleased to take you through our results for the Q1 of Fiscal 2022. It is yet another quarter of double-digit growth in sales; however, profits were impacted due to higher price erosion in US and increase in investments towards brand promotions, R&D and digitalization. We believe these investments are critical for the sustainable long-term growth of the company.

Let me take you through the Key Financial Highlights for the Quarter in a bit more detail. For this section, all the amounts are translated into US dollar at a convenience translation rate of Rs.74.33, which is the rate as of June 30th, 2021.

Consolidated revenue for the quarter stood at Rs.4,919 crores, that is US $662 million and grew by 11% on year-on-year basis and by 4% on a sequential quarter basis. The growth is mainly driven by new product launches including COVID products, higher base business volumes, full quarter impact of portfolio acquired from Wockhardt in Q1 FY'2021 and was partly offset with price erosion in some of our products mainly in US and Europe.

Dr. Reddy's Laboratories Limited

July 27, 2021

Consolidated gross profit margin for this quarter has been 52.2%, a reduction of 380 basis points year-on-year and 150 basis points quarter-on-quarter. Q1 FY'21 gross margins were high due to higher export benefit and favorable product mix. The gross margins in current quarter were impacted due to higher price erosion, primarily in US and increase in inventory provisions for a few products. Gross margin for the Global Generics and PSAI were at 57.7% and 21.6% respectively for the quarter.

The SG&A spend for the quarter is Rs.1,505 crores, that is US$202 million, an increase of 18% year-on-year and 5% quarter-on-quarter. The increase was on account of investments in brands in India and emerging markets, investments in digitalization, and annual increments. The year-on-year increase is also due to full quarter impact of the incremental expenses after the integration of Wockhardt acquired portfolio.

The R&D spends for the quarter is Rs.453 crores, that is US$61 million and is at 9.2% of sales. R&D spend increased by 14% year-on-year and 11% quarter-on-quarter and is in line with the increase in development pipeline in our biosimilars and generics business, including development of COVID-related molecules.

The EBITDA for the quarter is Rs.1,019 crores, that is US$137 million and the EBITDA margin is 20.7%. The EBITDA margin was impacted due to lower gross margin and higher investments in sales and marketing and R&D. We are confident that EBITDA margin would improve in the coming quarters.

Consequently, our profit before tax stood at Rs.743 crores, that is US$100 million, which is a decline of 16% year-on-year and an increase of 21% quarter-on-quarter.

In June 2021, we received the final arbitration award pertaining to Xeglyze product in favor of Hatchtech for US$46.25 million, which led to an incremental charge of US$26.25 million for us, which was adjusted in our IFRS financial statements for Q4 and for the full year for FY'21 filed in Form 20-F as a subsequent adjusting event.

Effective tax rate for the quarter has been at 23.1%. We expect our normal ETR to be in the range of 25% to 26%

Profit after tax for the quarter stood at Rs.571 crores, that is US$77 million. Reported EPS for the quarter is Rs.34.34.

Operating working capital increased by Rs.1,189 crores which is US$160 million, against that on March 31, 2021, mainly driven by increase in inventory and receivables. Increase in receivables was primarily on account of a planned discontinuance of receivable discounting program in the US.

Our capital investment during the quarter stood at Rs.320 crores which is US$43 million. The free cash flow generated during this quarter was a net outflow of Rs.683 crores, which is US$92 million, mainly due to increase in operating working capital. Consequently, we now have a net surplus cash of Rs.45 crores, that is US$6 million as on June 30, 2021.

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately US$555 million, largely hedged around the range of Rs.74.7 to Rs.77.9 to the dollar, RUB7,725 million at the rate of Rs.0.9921 to the ruble, AUD7 million at the rate of Rs.58.06 to Australian dollar and South African rand 110 million at the rate of Rs.4.96 to South African rand, maturing in the next 12-months.

With this I now request Erez to take through the Key Business Highlights.

Dr. Reddy's Laboratories Limited

July 27, 2021

Erez Israeli

Good morning and good evening to everyone. I hope you and your loved ones are keeping safe and healthy in these testing times. While many of our key markets and businesses including India were severely hit by the second wave of COVID during this quarter, I'm pleased that we have continued to deliver our purpose of good health cannot wealth by ensuring the continuity of our operations and serving our patients with the relentless efforts of our employees and business partners.

We continue to make good progress on our strategy execution by enhancing our development pipeline of both small molecules and biosimilars, continuing with our new products launch momentum, gaining market share in key products, making inroad into newer sets of markets in Europe, driving productivity and accelerating our innovation agenda.

Today, we have successfully managed to expand our business model ‘Beyond the Pill’ through digital innovation and true demonstration of that is the launch of SVAAS, an app-based integrated OPD service delivery platform in India. This will provide simple and high quality healthcare by addressing patient needs for doctors, pharmacies, laboratories and insurance all under one roof.

This is an unusual quarter for us as we face price erosion pressure in the US as well as decline in API sales, while the growth in both is expected in the next coming quarters, supported by scale-up in the recent launches, continued new product launch momentum and a gain of market share.

Now, let me take you through the key business highlights of our business. Please note that all the reference to the numbers in this section are in respective local currencies.

Our North America Generics business recorded sales of $235 million for the quarter with a year-over-year growth of 2% and a sequential quarter decline of 1%. We launched four products in the US, including Icosapent Ethyl Capsules, Ertapenem injection, Sapropterin 100 mg Sachet and Albendazole Tablets and relaunch of Famotidine Tablets. We also launched two products in Canada in this period. This quarter witnessed normalized and progressive trends for retail Rx and OTC business due to low COVID infection rates in the US, decent market share gain in our existing products and contribution from new products, which was offset by relatively high price erosion due to an increased intensity of competition in certain base products and continued impact of lower number of elective procedures for health system business.

Our Europe business recorded sales of €45 million with a year-over-year growth of 6% driven largely by new product launches. The sales were flat on a sequential quarter basis. During the quarter, we launched four new products in Germany and two products in the UK. We have expanded our presence in four new countries in Europe, namely Netherlands, Portugal, Slovakia and Czech Republic with the launches of Azacitidine for injection in these market. We believe that Europe will continue to be a good growth driver for us in the next few years with the dual strategy of portfolio and market expansion.

Our emerging markets business recorded sales of Rs.903 crores with the year-on-year growth of 14% and sequential quarter growth of 3%. Within the emerging market, the Russia business grew by 14% on a year-over-year basis and declined by 13% on a quarter-to-quarter basis in constant currency. Our business in many other focused markets like Brazil and China performed well. During the quarter, we launched 30 new products across markets.

Our India business reported sales of Rs.1,060 crores with a strong year-over-year growth of 69% and sequential growth of 26%. This strong growth was supported by both COVID portfolio as well as good performance of the base business. Year-to-year growth was also positively benefited due to low base effect of Q1 in last fiscal. During the quarter, we launched six new products in the Indian markets including Sputnik V vaccine, Covid treatment drug of 2-DG and nutrition product Curhealth. As per the IQVIA report of June 2021, we have grown by 19.4% on MAT basis, faster than the market of 14.5%.

Dr. Reddy's Laboratories Limited

July 27, 2021

On Sputnik V, the commercial scale up is in progress. We are working with RDIF for ramping up supplies. We are also working closely with six CMOs in India for manufacturing readiness. We have been able to create a robust go-to-market infrastructure to supply the product in seamless manner with patients and healthcare system across 80-cities and towns across India. We are also working on a single dose of Sputnik Light. As per recommendation from SEC, we would leverage Russia Phase-3 trial for approval in India.

Our PSAI business recorded sales of $102 million with a year-over-year decline of 10% and sequential quarter decline of 6%. This was largely due to higher sales base for business during same quarter in last year owing to stocking activity by our customers as a response to mitigate the COVID-related potential disruptions. Considering the nature of this business, we expect some fluctuations in quarter-on-quarter sales due to lumpiness in order book.

On the R&D front, we continue to strengthen our pipeline of products with additional set of biosimilar introduction to our development pipeline while we continue to make progress in the Phase-3 clinical trial of Rituximab.

We have also strengthened our small molecules pipeline for all of our markets and improving our execution with disproportion focused approach for value accretive assets. During the quarter, we filed 30 drug master files globally, including two files made in the US. We have also filed 70 formulation products across global markets including two ANDAs in the United States. As of June 30, 2021, we have 93 cumulative filings pending for approval with the US FDA which includes 90 ANDAs and 3 505(b)(2) NDAs.

In our Proprietary Products business, we continue to progress well with the pivotal registration trial for E7777 for CTCL indication. During the quarter we out-licensed the development, commercialization rights of DFD-29 program that is Minocycline modified release capsules 40 mg. Additional efforts are underway to globally monetize key approved and on- markets assets.

While we are cautious of the continuing uncertain business environment owing to the global pandemic and increase in competitive intensity in certain segments, we remain committed to our strategy and believe that there are several levers ahead of us to deliver healthy and profitable growth on a sustainable basis over the coming quarters and in the future.

With this, I would like to open the floor for questions-and-answers.

Moderator:	We will now begin the question-and-answer session. The first question is from the line of Forum Parekh from Choice Institutional Broking. Please go ahead.

Forum Parekh:	So, just wanted to know on the outlook of the North America business with this intense price competition. So, how do you look at it? And second, I wanted to know like going forward, what would be the drivers for EBITDA margin?

Erez Israeli:	So, this quarter was a bit unusual one, so what we call, we got the downside of the US, some products we faced price erosion primarily defending our share, while the big launches are coming up timing wise at a later time, for example, Icosapent which is a very important launch which we launched in the last few days of the quarter. And naturally, for products like that we will see realizations of this potential in the quarters to come as well as other products. So, I think first of all, timing-wise it was a bit unusual for us. And so, we are expecting the North America to grow this year and as well as to come to the famous numbers that we were saying so we are very still committed to our 25, 25 EBITDA, ROCE as always also in the quarters to come. And in this respect it's a bit different. So, on the EBITDA specifically, this quarter, it was a combination of the US as well as less API that normally when you have less APIs impacting EBITDA. And this is also fluctuating from a quarter-to-quarter because of the order book as well as COVID and other activities like that, I'm not concerned on that on a long-term basis.

Dr. Reddy's Laboratories Limited

July 27, 2021

Forum Parekh:	Can you just throw some color on the North America side on the price erosion, how do you see it?

Erez Israeli:	It's something very similar to what used to be in the years ago, when you're launching a product especially products that we launched recently, recently means that in the last 12-months, then a competitor is coming and you need to defend your share and it lead to a price erosion. So, it's not unusual situation. And naturally this will continue to be also in the future. So, I cannot say something that is unusual for us in North America. It's a normal business model in this country.

Moderator:	Thanks. The next question is from the line of Tushar Manudhane from Motilal Oswal Financial Services. Please go ahead.

Tushar Manudhane:	Sir, just on the aspect related to subpoena issued by the US. Just would like to understand in terms of the number of healthcare professionals involved as per the complaint by the anonymous person?

Erez Israeli:	So, first of all, it's not a new thing. We reported on it in November of last year. And as we are traded in the US, we need to submit this information to the relevant agencies and that's what we did and this is still under investigation, like it's done that investigation normally takes the time. I don't envision immediate action in this respect. Once the investigation will come, we will share it with the authorities and address the relevant processes.

Tushar Manudhane:	Secondly, just on the PSAI gross margin, while the sales would have been impacted because of the inventory buildup for the previous quarters, but how to look at the gross margin for this business going forward?

Erez Israeli:	So, the gross margin in API, because of the nature of it relatively high level of fixed cost, when you have less sales normally, you see it also in the margins themselves. So, once the sales will go up, also the margins will go up. I don't see any specific issue. We did have some price decrease in some molecules. So, on those molecules we will see less profitability, but on the other hand we are going to launch others. So, overall, I believe very much in this business, while it will continue to fluctuate, we will have good quarter and less good quarter, it very much depends on the procurement patterns of the customers.

Dr. Reddy's Laboratories Limited

July 27, 2021

Moderator:	Thank you. The next question is from the line of Damayanti Kerai from HSBC Securities and Capital Markets. Please go ahead.

Damayanti Kerai:	Sir, my question is on Russia and CIS business. So, if I understand correctly fourth quarter is the lowest seasonal quarter for us. But despite that we saw, I'll say, notable sequential decline in both Russia and CIS. So, can you talk a little bit more there like what are the reasons due to which we are facing sales decline? And is it something specific to Dr. Reddy's, or it's something market-wide phenomena which is impacting sales in Russia and CIS?

Erez Israeli:	First of all, we are growing in this area, and we will continue to grow. Specifically in Russia, there is a timing of the tenders and the bids on biosimilars. So, those normally are coming in specific quarters and according to the buying patterns of the government in Russia. So, that's why, we have most of those sales of these kind of products in certain quarters, we will see a sequential decline. But this is more of a timing issue of the tenders of these products, while actually we are growing on both the retail as well as the government business meaning in the (Inaudible).

Damayanti Kerai:	How should we expect growth for this part of the business in a normalized way?

Erez Israeli:	Should see growth like happened last year. In general, the emerging markets will continue to grow normal double digit, not necessarily every quarter, but we'll have trends also in the future.

Damayanti Kerai:	My second question is on Sputnik rollout in India. So, depending on the clarification which you might have got from the CMOs, by end of FY'22 like how many dosage you are confident about distributing in India or how do you see the rollout of COVID vaccines in next say 12 to 15 months?

Erez Israeli:	We will have somewhere between September and October, November we will see the products coming out of India. We see it for Sputnik V and we hope also that we will be able to (Inaudible) for Sputnik light, and (Inaudible) would have sufficient quantities for the Indian market in that respect. Of course, this also depends on what will happen in India in terms of vaccinations by other, etc., but we should have a sufficient (Inaudible).

Moderator:	The next question is from the line of Prakash from Axis Capital. Please go ahead.

Prakash Agarwal:	Sir, you mentioned about PSAI. I mean the voice was not clear, but trying to understand we had stabilized this business and seen 30% plus gross margins for at least last year and then again, we saw this volatility coming for this quarter. I understand you mentioned about why this quarter was affected, decrease in sales volume and pricing. But do you think it's a one-off and how do you see the rest of the year and year after given that there's a heavy investment in the DMF and you spoke about last quarter on the CRO that you are starting Aurigene. So, what is the update there and what is the outlook, sir?

Erez Israeli:

So, the outlook is positive. We believe in this business, it's going to grow. There is indeed in the last few quarters fluctuations, there were quarters in which people took more and in the quarters that people took less, in the last two quarters they are taking less. I agree with that. Overall, the product especially the future portfolio looks very promising. Specifically, I think what happens to us in this quarter is that some key products, we missed certain let's say pattern order because of sequence and part of it was pricing as well. So, I see that more of a short-term issue rather than long-term. On the scale up of the CDMO and stuff, we are very much on track and I very much believe in this business right now, it's relatively small, growing, but small in terms of impact on the entire company. So, most of the activities of the API are rather from let's say, generic API activity and impacted by the patterns of those procurements.

Dr. Reddy's Laboratories Limited

July 27, 2021

Prakash Agarwal:	Do you think this is a one-time blip and you back to normalcy from Q2 onwards or you will take time to come to normalcy?

Erez Israeli:	I don't think it's a one-time per se as some of the products that the price went down, it will naturally continue. But I said, this we are going to see a growth in the API for sure for the year, but it may fluctuate also during FY'22 from quarter-to-quarter. So, I cannot say that it's a one-time, but the direction is positive, it is going to grow.

Prakash Agarwal:	Second question, sir, on the EBITDA bridge. So, last year we were at healthy EBITDA margin of 24%, 25% and we started this quarter with the soft US business, soft PSAI business which resulted in dropping gross margins and EBITDA margins. So, how do you think by when would you be able to come back to your 24%, 25% mark, I mean would it take a couple of quarters, or it will take next year to…?

Erez Israeli:	No, no, it will come fast. As you know we cannot give guidance, but let's say from next quarter you are supposed to see something similar to what you used to see from Dr. Reddy's before.

Prakash Agarwal:	I'm not looking for guidance. I just wanted the drivers it will lead to that. So, one is clearly the Vascepa launch which will help. What are the other big drivers?

Erez Israeli:	More than fair. The drivers will be first realization of the full value of the products that will be launched in the US. This is missing in this quarter. The second is that scale up of some of our API activities. Third, you are going to see more growth, if you wish more top line in the company as the realizations of higher growth in general in EM as well as in India. And last but not least, this was a quarter in which we have some, it was not significant, but some items that were impacted, whether it's COVID-related, it was a quarter in which two months out of the three, what we do in India and has to deal with the logistics of it as well as certain co-pay. So, all of these are supposed to help and I am very confident that you'll see the margins that we have discussed. And my key KPIs that I'm always pressing in the meeting for long-term, the 25, 25 is still valid for Dr. Reddy's.

Moderator:	Thank you. The next question is from the line of Sriraam Rathi from ICICI Securities. Please go ahead.

Dr. Reddy's Laboratories Limited

July 27, 2021

Sriraam Rathi:	My question is regarding the subpoena issued by SEC. So, what is company stand on that in terms of what are our thoughts and at the same time, what could be the worst outcome if something negative happens in terms of outcome?

Erez Israeli:	So, normally, when you have a complaint in the market, you need to submit this information as per the guidance to the agency in the US as we are traded in the US, and this is what we did this time as well. The process is that we are going through self-investigations by an outside consultant firm that is investigating and give the outcome of this investigation. We are submitting it and then we are discussing it with the relevant authorities. The potential outcome can be nothing or can be certain things that the company needs to do. At this stage, I think, it's too early to assess. I don't envision any immediate action or any immediate activity that we need to do. The process is going to take probably some time, maybe a year, maybe more, I don't know.

Sriraam Rathi:	Secondly, one question on the gross margins. So, I think in the initial comment it was mentioned that there was some inventory adjustment also. Is it possible to share how much that impact could have been?

Parag Agarwal:	Inventory hit, Sriraam, I don't think we can share the numbers, but there is some inventory provision that typically happens every quarter. This quarter we saw a little higher because of certain quality issues and slow moving inventory, which is normal in our industry. We do expect it to normalize in the next couple of quarters.

Sriraam Rathi:	So, generally like we used to be in the range of 53% to 55% gross margin. So, that is a fair number to look at for the future quarters also on an average?

Parag Agarwal:	I would not like to give any number. As you know very well, if you look at our data for the last several quarters, our gross margin fluctuates quite a bit. It is clear that in this quarter our gross margin has been at the lower end of that range. And as you know, that's primarily because of the price erosion that we saw in North America and also because of a slightly higher inventory provision. Going forward, there are a number of levers that should improve the gross margin. Like Erez said, the full impact of some of the recent launches in North America would push it up. As we grow sales, which we have been growing for a while in the branded market that will give us better leverage. Also, as the PSAI business improves, that will impact gross margin positively. At the same time, there is a lever that will bring it down slightly which is the increase in the commodity and solvent prices. So, overall, we expect that the levers which are going to put an upside pressure to gross margin are more compared to where we are today. But I don't think I can give a range on gross margin.

Erez Israeli:	It's fair to say that we will stay in the neighborhood of where we are. If you recall in the previous meetings, if there will be a great business that will come, for example, hypothetical, but if a $1 billion business will come at 49% and a great EBITDA, we will not say no, because of the margin. So, what should guide us is naturally the EBITDA, but in terms of expectations, yes, I think it's fair to say that we are working to improve it.

Dr. Reddy's Laboratories Limited

July 27, 2021

Moderator:	Thank you. The next question is from the line of Nitya Bala Subramaniyam from Bernstein. Please go ahead.

N Bala Subramaniyam:	So, a question on Sputnik V. So, one of the challenges that we have been reading about recently is the challenges with the scale up in the second vector. And we understand that far fewer doses of the second dose have been imported as well. Is this likely to remain a challenge or do you have visibility on when this is likely to improve so that you are able to vaccinate more people?

Erez Israeli:	First, this is correct, the main challenge is the supply of the second formula, what we call the formula 5, and as well as the allocations that comes from Russia as they have their own wave of pandemic, and they have their allocation considerations. In our discussions with them, we are supposed to get it in August. I cannot confirm it, because there were delays in the past and they might continue in the future. I hope that the real solutions will come when there will be a ramp up out of India as well as the potential approvals of Sputnik Light. This is the two mitigations that we can have in a case that the challenges of the formula will continue.

N Bala Subramaniyam:	Got it. So, for Sputnik Light, is there any requirement from the DCGI for you to conduct any sort of study in India?

Erez Israeli:	They will accept the trial results that will come out of Russia. And maybe once they will review these data, they may ask for more. But at this stage, we are planning to submit the data that will come out of Russia.

N Bala Subramaniyam:	You mentioned that your SG&A spend in India is now higher because you're pushing some marketing activities, some digital solutions, etc., So, is this level now likely to stay, is this a new normal?

Erez Israeli:	In India and emerging markets, yes, but it's also supported well with the sales and the profit. So, this is a very healthy business, it is growing and it's paying for its investment plus with great return on investment and great EBITDA. So, this is likely to grow. And more than that, this is the main mitigation on those businesses that are not giving us that level of Inaudible like the US business. So, this is absolutely within the strategy, and we’ll continue.

N Bala Subramaniyam:	So, if you look at Amarin's commentary on their product Vascepa, they've been talking about how the product has been able to retain market shares, because the out-of-pocket expenses for the patient is actually lower with the brand compared to the generic. Do you see this as a challenge for Dr. Reddy to gain market share in the market?

Erez Israeli:	I cannot comment on those. On this stuff, I can tell you that so far we did not see challenge that much.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Dr. Reddy's Laboratories Limited

July 27, 2021

Kunal Dhamesha:	So, first question on the US business, if you can provide what proportion of our US business in this quarter was from the new product launches? And what would be, let's say, target going forward on an annual basis, where we are targeting x proportion of the revenue that should come from the new product launches?

Erez Israeli:	Yes, so, first of all, we are not targeting a proportion, we are trying to explore the potential of a pipeline and some products will be very big, then they will add the proportions for them in this year, it will be more impacted by new products than others. So, some of the products that we are launching are bigger than let's say what we had last year. And there will be years that it will be less. So, we are not targeting specifically percentage as such. The way we look at this business, whether it was the right choice for the shareholders in terms of return on investment, in terms of risk management, etc., and what we are doing with the US portfolio is actually I mentioned in many discussions before is primarily to leverage it across market to launch it in other countries in Europe, Emerging markets, etc., and reach the economy of scale. So to address directly your answer, this year, the proportion will be higher than other years but it's not necessarily going to be year after, etc., it very much depends on the composition of the new products, the market share that we'll gain and the potential.

Kunal Dhamesha:	The second question is what's the rationale behind discontinuation of the receivables factoring?

Parag Agarwal:	I can explain that. Basically, the rationale is the narrowing of the interest differentials between US and India. As you know, the interest rate used to be much higher in India and therefore, discounting of receivables in the US and being able to take advantage of the arbitrage was a lever that we were using. With the narrowing of the interest rate differential, that arbitrage was no longer making sense, and therefore, we have decided to reverse that.

Moderator:	The next question is from the line of Anubhav Agarwal from Credit Suisse. Please go ahead.

Anubhav Agarwal:	I just want to understand the SG&A little better. So, sequentially from March quarter to now, we have seen almost an increase of Rs.100 crores in the SG&A expense. So, you guys mentioned three reasons. The personnel costs, you guys report, so I can see only out of Rs.100 crores 25% to 30% came from personnel cost increase. Of the other two factors, I just wanted to check in a quarter which was driven by COVID impact, which are so strong, starting from April, May, etc., I am not able to understand even in some of our CIS market, Russia the impact of COVID was very much there. So, in this quarter, when you talk about higher marketing activities resulting in higher SG&A, can you just take me through this balance 70% of the incremental where exactly it came from?

Parag Agarwal:	So, first of all, in this quarter while we had COVID impact, it was in India not a lockdown as severe as the last lockdown. And we did have a combination in May and June in particular physical cost as well as digital cost, that's one. The second is that we are investing behind a number of new brands, for example, Celevida in nutrition space, we have launched in June a brand called CurHealth which builds immunity and we have got very encouraging response from the consumers initially. So, we are investing behind our OTC business, we are also expanding into rural areas, where we have seen strong growth. So, there are a number of growth drivers which require investment and we are not shying away from investing in India and Russia. And this is borne out by the growth profile of these businesses. If you see, in this quarter, India has grown at a very strong rate, even if you discount for the low base in India, even sequentially, we have reported 26% growth and similarly in emerging markets. So, this investment we firmly believe is good cholesterol and we will continue to invest in good cholesterol.

Dr. Reddy's Laboratories Limited

July 27, 2021

Anubhav Agarwal:	Second question was on the Russian vaccine. Effectively, the supplies will only ramp up for us in December onwards, etc., So, for the export market, have you progressed further with our contract with RDIF, any progress over there which has happened?

Erez Israeli:	So, we got rights also for the other markets. At this stage any quantity that will come, will come to India. And right now, this is our priority. And I hope we will get also in August, but of course, we do not have the confirmation for that as of yet. And everything that is related to export will be after we will satisfy the needs of India. So, yes, absolutely, the intent is that if this will ramp-up, it will be also for export. But at this stage, the agreements and the activities that we have are Inaudible.

Moderator:	Thank you. The next question is from the line of Neha Manpuria from JP Morgan. Please go ahead.

Neha Manpuria:	My first question is on the India business. You just talked about investing in nutrition, OTC expanding into rural areas digital. If you could just give some color on, when we would start seeing the benefit of this? And a related question on that, how much do you think we will have to spend to scale up these businesses, particularly something like OTC and nutrition businesses?

Erez Israeli:	So, first, India is already financing its growth. So, we are growing in profit in India. I know that we are checking the SG&A line. But in terms of profit, India is financing its growth as well as the emerging markets. The specific investment in the brand, when it's a new brand, you normally see it profitable in the second year. This is the experience in India, and this is going to be also the case in the new launches that we have. The activities that are related to more geographic spread as well as services, we, of course, will see the benefit immediately, as it is as we are taking current products and expanding into other areas. So, that part of the investment is actually paying off nicely. And RoCE as well as the EBITDA in India is above our average, I was mentioning in our previous discussions.

Parag Agarwal:	And I would also add that, in many of these brands, the investment is in digital marketing which compared to the earlier mass media model is much more efficient and effective and that leads to a much earlier breakeven. Like Erez said, typically, it will start paying back from second year itself for new brands.

Neha Manpuria:	And in terms of new launches, just wanted to understand, how many brands that do we have in the pipeline for nutrition and OTC, like you mentioned new brands would require new investments, so in that context, what is the planned launch pipeline that we have for these two segments?

Dr. Reddy's Laboratories Limited

July 27, 2021

Erez Israeli:	So, the bigger brands are actually brands that we already launched. There is an opportunity to scale them up and to create economies of scale. There are certain areas like Parag said, in OTC like Nutraceuticals, in which we are launching new brands in order to enhance our presence in that area. So, prevention, wellness, OTC is another part of our strategy as well as our traditional TAs, and now we moved also in that respect to the digital therapy. So, more and more, we will expand our footprint in India in that respect. And some of it will be new, some of it will be leverage of things that we did in the past. Overall, the profit of India will grow up from year-to-year. And it will pay for those investments that will take Inaudible.

Neha Manpuria:	Second, on the API supply for our generic Vascepa launch, just wanted to get a sense on, when do you think we will get to our fair market share for the product? Is API anymore a concern in terms of our ability to ramp up this product, the supplies from partners?

Erez Israeli:	At this stage, I don't see a concern with this.

Neha Manpuria:	And when do we think we can get to a fair market share, in your assessment?

Erez Israeli:	I don't know what is fair, fair definition. I think probably in Q2 you should see different results in the contribution of this product as we launched the product in the last few days of the quarter and actually Q2, for example, we will be looking for contribution.

Moderator:	Thank you. The next question is from the line of Saion Mukherjee from Nomura. Please go ahead.

Saion Mukherjee:	On the US market, is it possible to quantify the extent of price erosion that you've seen in the base business, is in single digit, double digit, sequentially how that has happened? And what's the concentration that we have in the US today in terms of the top two products, three products if you can throw some light? And also some color, I think you mentioned about OTC picking up. So, if you can give some color on volumes. I understand price is lower. But how has volume shaped up, have you been able to defend volumes for all our products or there has been a loss of market share as well?

Erez Israeli:	Let's start with market share. First of all, we are growing market share. So, we are growing in general and our top few products is about 35% if I remember correctly in the United States. In terms of value of price erosion, we are not sharing these kind of numbers in this kind of meetings. For these products we need to defend. Normally, its double digits from these too products, but the overall impact on the basis depends of course on the value of these products and how deep it was. In this quarter, the main thing that happened to us and that's what I said in the beginning is that we got what we call the sting but not the honey. We got the impact of the price erosion, but we did not get the impact in the market share stuff as most of the levers for us to grow will come primarily from starting in Q2. That's why I believe that Q2 will resemble better let's say our activities in the United States and moving forward as well.

Dr. Reddy's Laboratories Limited

July 27, 2021

Saion Mukherjee:	I mean this number you said top-five is 30%. Is that right, can you just confirm that please?

Erez Israeli:	Around this number give or take.

Saion Mukherjee:	Secondly, if I can ask about Sputnik V you mentioned, I mean given that the vaccination pace in India has picked up and we have a contract for 250 million dosage and given the pricing environment, do you think from a financial perspective it's a meaningful opportunity?

Erez Israeli:	It can be meaningful, if all the things will be rapid. And the reason that I think it can be big, is not because I doubt the opportunity, the opportunity is big, it's more the way it will play out in terms of supply out of Russia, ramp up, vaccination programs in India. The COVID waves that hopefully for India will not come in again and I'm wishing for India as a country. So, there are many, many factors in that respect. Plus, we need to remember that the antibodies eventually even for the people who took vaccines are going down. And we do see the impact in countries that got vaccinations six months ago. Now, there is a pickup of cases again even in certain areas. So, what we are doing is we are trying to move on multiple dimensions to address scenarios. So, for example, we are working on version of adolescent, we are working on Sputnik light, we are working on other products, in our portfolio, we have other products. We are working to qualify the Indian operations in the case that we can use them in India. We are working on them in a case that we can do exports in the place that will be. So, I don't know exactly how the future will fall, but we are arranging for us enough, let's say, we are kind of ramping up our infrastructure registrations of product etc., to allow us to address it when there is a need for it. That's the way we work. So, it can be important significant opportunity, but it can be also less than that. This is a kind of unpredictable situation especially, when it's related to supply and Inaudible.

Saion Mukherjee:	And finally if I can ask on R&D, as you mentioned about biosimilars, I just wanted to check like is there a very steep increase in R&D spend on biosimilars, are there any products which are going into a major clinical trial over the next 12-months, should we expect this to move higher, if you can guide on R&D spend how should we think about it particularly with respect to biosimilars? And your thought in general because there has been limited success in the space. So, what are your thoughts on increasing spend on this high risk area?

Erez Israeli:	So, we are increasing spend. I cannot call it steep, I can call it an increase in spend. And we are starting trials and it is part of our increase in R&D this year of biosimilars. I think, overall in trials for this year will be four products including Rituximab. We are financing it by increase in sales of biosimilars especially in emerging markets and the main market for it is Russia. And the main difference is that this time the other products will be aimed for first to market unlike the products that we came behind. And there is I believe significant opportunities in that especially in our markets. So, I continue with the strategy of leveraging those countries in this area in which as part of our hospital strategy, those products are normally hospital products. And that will be sold on this infrastructure standalone as well as finding partners for markets like the United States as long as the United States is having its current business model. So, I do believe in this opportunity, it’s absolutely continued to be an investment in the stage, but limited in nature.

Dr. Reddy's Laboratories Limited

July 27, 2021

Moderator:	The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Sir, my first question is on the digital health tech efforts that we are putting in, and the app that you announced having launched today. So, just thinking about it, what is Dr. Reddy's competitive advantage in getting into this venture, your right to win versus a few others who have launched their health tech app like hospital chain or online companies, ePharmacy, etc., So, just your thoughts on what's your end game over here?

Erez Israeli:	I see that as a very important development. First, it's not an app, it is a OPD service that we are giving to people and people in this case it's a collaboration, we will get under an insured service, their needs under one roof, meaning we are going to provide them the healthcare that they deserve in much better service and much cheaper than they used to, to get to buy the current alternatives that they have. The beauty of that is an end-to-end platform, in which comprise the physicians, the insurer, the pharmacies, the delivery, the information and everything under one roof. And if you wish it's outpatient like I used to get when I lived in America and it's something that doesn't exist in that manner in India, and we are very happy to do that. So, it's not a normal app, it is absolutely an outpatient service like exist in other countries, they are not so much in India.

Sameer Baisiwala:	But I'm just wondering, what synergy does it have with your traditional core business? And what's your end game, I mean, would you keep it, develop it or just your thoughts on this?

Erez Israeli:	We absolutely will continue to develop it. We just launched it. But the way I see the things are evolving in India, it will not be about necessarily growing on branded generics, but companies will have to go into a different ownership of stakeholders and this is what we are aiming to do here as well.

Parag Agarwal:	Our aim is to create an ecosystem and I think those companies that are the first movers in creating an ecosystem, bringing all the players in the healthcare will definitely have a competitive advantage.

Sameer Baisiwala:	The second question is just on Vascepa, I know you've answered. I'm looking at four-week data that is available now in IQVIA and your market share is under 3% for a drug which say second player is 90% still branded. So, why is the market share ramp-up so slow over here and how should it pan out?

Erez Israeli:	Normally when you launch, people are taking stock, and so our sales are not in accordance to IQVIA.

Sameer Baisiwala:	And sir just a clarification, for Sputnik V, when did you say your supplies would be picking up a lot more from the Indian manufacturer, was it September, October or December, if you can just clarify on that?

Dr. Reddy's Laboratories Limited

July 27, 2021

Erez Israeli:	In September to November, because we have six of them and each one of them has a different date, some can be as early as August, but it will be close to let’s say September to November. And we hope to get something from Russia, but it was delayed before, so it may be delayed again, but we are still in discussions and it's still very much in the process.

Sameer Baisiwala:	Sir, just final if I may on Sputnik V. By the time we come to this time period, a lot of India would have got at least one dose, which means they will take the second dose also of that vaccine. So, will there be enough market left, in that sense, if you back out the interior India, if you back out the anti-vaxxers, etc., So, the moment you get beyond September, October, then just the commercial rationale come down significantly.

Erez Israeli:	It does in the places that was vaccinated first time, I agree with that. It looks like there's still many places especially in the smaller cities and areas that did not have the same opportunity. So, in that respect, the opportunity is still there. And we need to take into account that those antibodies longevity is also a question mark. So, for example, the people that got vaccine in the months of February, March, may have to get something again after a certain period of time. And when we are ramping up especially, as we're discussing also Sputnik Light, etc., we are aiming also for the second wave of vaccination as well. So, whether it was going to be within six months, nine months, one year or whatever period of time. So, yes, with that respect this delay that happened Inaudible may cost us a potential market share in the month of July with that. But I still believe that it's a very viable opportunity and it's also very much needed in that respect. Let's say that, if we could have the supply today, I don't see any challenge to sell it today.

Moderator:	We'll have to take that as the last question. I would now like to hand the conference back to Mr. Amit Agarwal for closing comments.

Amit Agarwal:	Thank you all for joining us today for the earnings call. In case of any further queries, please reach out to the Investor Relations team. Thank you.

Parag Agarwal:	Thank you and stay safe.

Moderator:	Thank you, very much. On behalf of Dr. Reddy's Laboratories, that concludes this conference. Thank you for joining us, ladies and gentlemen. You may now disconnect your lines.

Page 16 of 16